Exhibit 99.2

FF304 vPage 1 of 81.2.4Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks)Instrument: Equity issuerStatus: New SubmissionName of Issuer: Zhihu Inc. Date Submitted: 24 October 2022Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the Main Board Listing Rules) / rule 17.27A of the GEM Rules (the GEM Listing Rules) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Exchange) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/premium of issue price to market price (Note 7) Opening balance as at (Note 2)21 October 2022 306,581,402 1).Repurchase of shares (or other securities) but not cancelledDate of changes01 July 2022 95,150 0.0292% % 2).Repurchase of shares (or other securities) but not cancelledDate of changes05 July 2022 118,350 0.0363% % 3).Repurchase of shares (or other securities) but not cancelledDate of changes06 July 2022 116,300 0.0357% % 4).Repurchase of shares (or other securities) but not cancelledDate of changes07 July 2022 87,550 0.0269% %

FF304 vPage 2 of 81.2.4 5).Repurchase of shares (or other securities) but not cancelledDate of changes08 July 2022 125,000 0.0383% % 6).Repurchase of shares (or other securities) but not cancelledDate of changes11 July 2022 133,000 0.0408% % 7).Repurchase of shares (or other securities) but not cancelledDate of changes12 July 2022 142,450 0.0437% % 8).Repurchase of shares (or other securities) but not cancelledDate of changes13 July 2022 135,650 0.0416% % 9).Repurchase of shares (or other securities) but not cancelledDate of changes14 July 2022 161,650 0.0496% % 10).Repurchase of shares (or other securities) but not cancelledDate of changes15 July 2022 137,500 0.0422% % 11).Repurchase of shares (or other securities) but not cancelledDate of changes18 July 2022 44,300 0.0136% % 12).Repurchase of shares (or other securities) but not cancelledDate of changes19 July 2022 134,800 0.0413% % 13).Repurchase of shares (or other securities) but not cancelledDate of changes20 July 2022 83,150 0.0255% % 14).Repurchase of shares (or other securities) but not cancelledDate of changes21 July 2022 34,050 0.0104% % 15).Repurchase of shares (or other securities) but not cancelled 6,500 0.002% %

FF304 vPage 3 of 81.2.4 Date of changes22 July 2022 16).Repurchase of shares (or other securities) but not cancelledDate of changes02 September 2022 97,142 0.0298% % 17).Repurchase of shares (or other securities) but not cancelledDate of changes06 September 2022 267,100 0.082% % 18).Repurchase of shares (or other securities) but not cancelledDate of changes07 September 2022 54,958 0.0169% % 19).Repurchase of shares (or other securities) but not cancelledDate of changes08 September 2022 131,900 0.0405% % 20).Repurchase of shares (or other securities) but not cancelledDate of changes13 September 2022 195,150 0.0599% % 21).Repurchase of shares (or other securities) but not cancelledDate of changes14 September 2022 156,000 0.0479% % 22).Repurchase of shares (or other securities) but not cancelledDate of changes15 September 2022 276,550 0.0849% % 23).Repurchase of shares (or other securities) but not cancelledDate of changes16 September 2022 276,550 0.0849% % 24).Repurchase of shares (or other securities) but not cancelledDate of changes19 September 2022 157,890 0.0485% % 25).Repurchase of shares (or other securities) but not cancelledDate of changes20 September 2022 247,300 0.0759% %

FF304 vPage 4 of 81.2.4 26).Repurchase of shares (or other securities) but not cancelledDate of changes21 September 2022 284,850 0.0874% % 27).Repurchase of shares (or other securities) but not cancelledDate of changes22 September 2022 162,483 0.0499% % 28).Repurchase of shares (or other securities) but not cancelledDate of changes23 September 2022 142,350 0.0437% % 29).Repurchase of shares (or other securities) but not cancelledDate of changes26 September 2022 93,722 0.0288% % 30).Repurchase of shares (or other securities) but not cancelledDate of changes27 September 2022 132,815 0.0408% % 31).Repurchase of shares (or other securities) but not cancelledDate of changes28 September 2022 90,958 0.0279% % 32).Repurchase of shares (or other securities) but not cancelledDate of changes29 September 2022 107,253 0.0329% % 33).Repurchase of shares (or other securities) but not cancelledDate of changes30 September 2022 160,100 0.0491% % 34).Repurchase of shares (or other securities) but not cancelledDate of changes05 October 2022 4,800 0.0015% % 35).Repurchase of shares (or other securities) but not cancelledDate of changes06 October 2022 600 0.0002% % 36).Repurchase of shares (or other securities) but not cancelled 111,100 0.0341% %

FF304 vPage 5 of 81.2.4 Date of changes07 October 2022 37).Repurchase of shares (or other securities) but not cancelledDate of changes10 October 2022 82,592 0.0254% % 38).Repurchase of shares (or other securities) but not cancelledDate of changes11 October 2022 97,006 0.0298% % 39).Repurchase of shares (or other securities) but not cancelledDate of changes13 October 2022 21,151 0.0065% % 40).Repurchase of shares (or other securities) but not cancelledDate of changes14 October 2022 28,659 0.0088% % 41).Repurchase of shares (or other securities) but not cancelledDate of changes18 October 2022 29,550 0.0091% % 42).Repurchase of shares (or other securities) but not cancelledDate of changes21 October 2022 72,056 0.0221% % 43).Repurchase of shares (or other securities) but not cancelledDate of changes24 October 2022 84,565 0.026% % Closing balance as at (Note 8)24 October 2022 306,581,402

FF304 vPage 6 of 81.2.4 N/ANotes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, closing market price per share of the immediately preceding business day should be construed as closing market price per share of the business day on which the shares were last traded. 6. In the context of a repurchase of shares: ■ issues of shares should be construed as repurchases of shares; and ■ issued shares as a % of existing number of shares before relevant share issue should be construed as repurchased shares as a % of existing number of shares before relevant share repurchase. 7. In the context of a redemption of shares: ■ issues of shares should be construed as redemptions of shares; ■ issued shares as a % of existing number of shares before relevant share issue should be construed as redeemed shares as a % of existing number of shares before relevant share redemption; and ■ issue price per share should be construed as redemption price per share. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. Identical means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 vPage 7 of 81.2.411. SEHK refers to Stock Exchange of Hong Kong.

FF304 vPage 8 of 81.2.4Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02390 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1).24 October 2022 84,565 On another stock exchangeNew York Stock Exchange USD2.08 USD1.96 USD170,720 Total number of securities purchased 84,565Total paid $ USD170,720 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)(a) 46,100 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.014 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 19 May 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.Submitted by: Wei SUN(Name) Title: Director(Director, Secretary or other Duly Authorised Officer)